Exhibit 99.1

SIMPPLE Ltd. Announces Joint Venture with Evolve Consulting ApS, Yielding Mobilisation of First A.I.-Driven Facility Management Platform Integrating Global ESG Compliance Functionality

SINGAPORE – November 12, 2024 – SIMPPLE Ltd (Nasdaq: SPPL) (“SIMPPLE” or “the Company”), a leading technology provider and innovator in the integrated facilities management sector, today announced it had commenced paid trials of the first platform successfully merging a full menu of smart building automation functions with a diverse array of global compliance capabilities.

The platform, developed via a confidential joint venture between SIMPPLE and Denmark-based consulting and technology firm Evolve Consulting ApS, is currently being demonstrated in paid trials to potential clients across Germany, Singapore, Australia, and the U.S., and is expected to produce initial sales in those nations “in the near future.”

Branded as SIMPPLE-Evolve, the platform integrates SIMPPLE’s smart building automation capabilities such as attendance tracking, task management, audits, learning management systems, asset management, and sustainability management, with Evolve’s E-V-E A.I. regulatory compliance system. This system swiftly automates compliance assessments for building owners and building service contractors and ensures their adherence to the latest ESG standards in Europe as well as to emerging global ESG frameworks. E-V-E A.I. also supports various globally recognized standards including ISO 27001 for information security and the NIST (National Institute of Standards and Technology) frameworks for cybersecurity.

Together, the two systems will form SIMPPLE-Evolve, a single, customised A.I.-driven facility management platform that seamlessly integrates building service personnel with IoT devices, robotics, and compliance functions, thereby significantly maximizing operational efficiency and achieving regulatory compliance across diverse global regions.

SIMPPLE-Evolve also features enhanced visibility via easy-to-use dashboards and drill-down capabilities for easy evaluation of performance metrics at local, regional, and global levels.

Several independent research reports project that the global compliance management software market will grow at robust rates over the next decade. One such study, published in May 2024 by Verified Market Research, estimated this market will grow at a 10.9% CAGR from $33.1 billion in 2024 to $75.8 billion by 2031. Another report, by Future Data Stats, valued this market at $30.2 billion in 2023 and projected it to grow at a CAGR of 10.2% to reach $73.2 billion by 2030.

“This partnership with Evolve will not only allow SIMPPLE to meaningly expand our own A.I. footprint, but also give us access to the lucrative global facility compliance market,” said SIMPPLE chief executive officer Norman Schroeder. “Both, we believe, are likely to provide significant incremental revenue to SIMPPLE going forward.”

Evolve co-CEO Anders Søborg added, “We are excited to integrate our E-V-E A.I. system with SIMPPLE’s offerings to bring state-of-the-art automation to the facility management industry. This joint venture, we believe, will bring unmatched efficiency, sustainability, digitalization, and speed to the global market, and highlight both our companies’ commitment to leveraging advanced A.I. for facility management innovation.”

To provide more information on the SIMPPLE-Evolve Platform, the two companies will be hosting exclusive webinars covering the joint venture’s offerings and how the new platform can simplify compliance with ESG and information security standards. Interested parties can register for their webinar of choice, or both, in the respective timeslot(s) listed in the table below:

Explore the world of possibilities with E-V-E A.I. to streamline your compliance processes

	Session 1: 8.00AM P.D.T 11.00AM E.T.	https://www.eventbrite.sg/e/unlock-next-level-compliance-with-simpple-evolve-e-v-e-ai-session-1-tickets-1077227850499?aff=oddtdtcreator

November 26, 2024	Session 2: 8.00AM GMT 9.00AM CET	https://www.eventbrite.sg/e/unlock-next-level-compliance-with-simpple-evolve-e-v-e-ai-session-2-tickets-1077232554569?aff=oddtdtcreator

	Session 3: 11.00AM SGT 2.00PM AEDT 4.00PM NZDT	https://www.eventbrite.sg/e/unlock-next-level-compliance-with-simpple-evolve-e-v-e-ai-session-3-tickets-1077237348909?aff=oddtdtcreator

Elevate your sustainability strategy through A.I. in Facilities Management and ESG Reporting

	Session 1: 8.00AM P.D.T 11.00AM E.T.	https://www.eventbrite.sg/e/ai-in-facilities-management-and-esg-reporting-session-1-tickets-1077242985769?aff=oddtdtcreator

November 27, 2024	Session 2: 8.00AM GMT 9.00AM CET	https://www.eventbrite.sg/e/ai-in-facilities-management-and-esg-reporting-session-2-tickets-1077247047919?aff=oddtdtcreator

	Session 3: 11.00AM SGT 2.00PM AEDT 4.00PM NZDT	https://www.eventbrite.sg/e/ai-in-facilities-management-and-esg-reporting-session-3-tickets-1077249234459?aff=oddtdtcreator

About SIMPPLE LTD.

Headquartered in Singapore, SIMPPLE LTD. is an advanced technology solution provider in the emerging PropTech space, focused on helping facilities owners and managers manage facilities autonomously. Founded in 2016, the Company has a strong foothold in the Singapore facilities management market, serving over 60 clients in both the public and private sectors and extending out of Singapore into Australia and the Middle East. The Company has developed its proprietary SIMPPLE Ecosystem, to create an automated workforce management tool for building maintenance, surveillance and cleaning comprised of a mix of software and hardware solutions such as robotics (both cleaning and security) and Internet-of-Things (“IoT”) devices.

For more information on SIMPPLE, please visit: https://www.simpple.ai

About Evolve Consulting ApS

Evolve Consulting ApS helps companies with CSRD compliance and sustainability reporting through its revolutionary advanced A.I. tool – E-V-E, that simplifies complex regulatory requirements, allowing businesses to focus on their core operations while ensuring comprehensive compliance with the latest EFRAG guidelines. The company’s mission is to streamline and reduce risk management and compliance burdens, enabling organizations to enhance their risk and compliance credentials effectively. With our cutting-edge technology, we aim to transform compliance from a daunting task into a seamless, efficient process. Designed to automate document scanning and compliance checking, E-V-E provides intuitive dashboards for easy management and tracking, and reduce review and audit times significantly, saving valuable resources.

For more information on Evolve Consulting ApS, please visit: https://evolveconsulting.dk/

Safe Harbour Statement

This press release contains forward-looking statements. In addition, from time to time, we or our representatives may make forward-looking statements orally or in writing. We base these forward-looking statements on our expectations and projections about future events, which we derive from the information currently available to us. Such forward-looking statements relate to future events or our future performance, including: our financial performance and projections; our growth in revenue and earnings; and our business prospects and opportunities. You can identify forward-looking statements by those that are not historical in nature, particularly those that use terminology such as “may,” “should,” “expects,” “anticipates,” “contemplates,” “estimates,” “believes,” “plans,” “projected,” “predicts,” “potential,” or “hopes” or the negative of these or similar terms. In evaluating these forward-looking statements, you should consider various factors, including: our ability to change the direction of the Company; our ability to keep pace with new technology and changing market needs; and the competitive environment of our business. These and other factors may cause our actual results to differ materially from any forward-looking statement.

Forward-looking statements are only predictions. The forward-looking events discussed in this press release and other statements made from time to time by us or our representatives, may not occur, and actual events and results may differ materially and are subject to risks, uncertainties, and assumptions about us. We are not obligated to publicly update or revise any forward-looking statement, whether as a result of uncertainties and assumptions, the forward-looking events discussed in this press release and other statements made from time to time by us or our representatives might not occur.

For investor and media inquiries, please contact:

SIMPPLE LTD.

Investor Relations Department

Website: www.investor.simpple.ai

Email: ir@simpple.ai

For sales queries, please contact:

Europe and Middle East regions:

Mr. Anders Søborg

Co-CEO, Evolve Consulting ApS

Email: ans@evolvesolutions.ai

Phone: +45 41450830

Asia Pacific and USA regions:

Mr. Greg Crisp

Director of Sales, SIMPPLE Australia Pty Ltd

Email: gregcrisp@simpple.ai

Phone: +61 477320133

Skyline Corporate Communications Group, LLC

Scott Powell, President

1177 Avenue of the Americas, 5th Floor

New York, NY 10036

Tel: (646) 893-5835

Email: info@skylineccg.com